NOVEA INC.

11 Cypress Point	Amarillo, Texas 79124

January 2, 2018

Jan Woo

Legal Branch Chief Office of Information Technologies and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Novea Inc.

Offering Statement on Form 1-A

Post-Qualification Amendment No. 6

Filed December 20, 2017

File No. 024-10577 Novea Inc.

Summary of Amendment Disclosing Stock Compensation to Broker/Dealer NMS Capital Advisers, LLC

Dear Jan Woo:

On behalf of Novea, Inc. (the “Company”), we file this Correspondence to summarize the Company’s Amendment No. 5 to our Offering Statement on Form 1-A. This Amendment proceeds with our SEC previously reviewed increase in share offering price and discloses stock compensation paid to the former broker/dealer for such party’s consultation regarding capital fund-raising. This Amendment enables Novea to take advantage of significant, time-sensitive business opportunities and resolve proper handling of compensation paid to the broker/dealer. As follows:

Offering Statement on Form 1-A, page 11, adding as marked:

“LIQUIDITY AND CAPITAL RESOURCES

The net loss from operations for the year ended July 31, 2015, was funded through the contribution of additional capital for the issuance of shares. As of July 31, 2015, the Company had net working capital $2,199. For the year ended July 31, 2017, the net loss from operations continued to be funded through the contribution of additional capital and services by way of the issuance of shares. Future operations will be funded by the issuance of capital stock. The Company begins in fiscal year 2017-2018 to generate sales revenues as its License applies.

On June 1, 2017, the Company contracted with NMS Capital Advisors, LLC (“NMS”) to issue 200,000 shares of Company common stock in exchange for NMS’ advice to the Company in regard to and as a step to having NMS serve as the Company’s broker/dealer/placement agent. Issuance was to be as NMS would direct (ultimately, 20,000 to NMA and 180,000 to its manager, Trevor Saliba).”

We ask you to proceed as you have so expeditiously.

Thank you for your kind direction. Fulfilling the Law’s directions and the need of the public’s need for disclosure is, like yours, our desire.

Sincerely,

/s/ Howard Nunn
Howard Nunn
Chief Executive Officer
Signed Electronically and At Amarillo, Texas
January 2, 2018

Novea Inc. Howard Nunn Page 1 of 1